Exhibit 99.1

Collective Mining Expands the Ramp Zone by Drilling its Highest-Grade, Northeasternmost and Deepest Intercept Ever: 58.10 Metres at 21.33 g/t Gold

Hole APC143-D3, which intersected the Ramp Zone at up to 1,410 metres below surface expands the mineralized envelope to 300 metres of strike by 100 metres in width by 310 metres vertically   - and remains open in all directions

TORONTO, Jan. 27, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for two directional diamond drill holes designed to continue expanding the high-grade Ramp Zone ("Ramp") along strike northwards and at depth. The Ramp Zone is located at the base of the Apollo system ("Apollo") starting at approximately 1,000 MASL (metres above sea level) and ideally positioned at the same elevation as an envisioned underground access tunnel in a potential future mining operation.

Apollo is a large, Partially Reduced Intrusion Related System enriched in gold, silver, copper and tungsten. Drilling to date at Apollo has outlined continuous mineralization from surface to, as of today, more than 1,410 vertical metres. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "The Apollo system continues to showcase its extraordinary potential with impressive high-grade mineralization extending over 1.4 kilometres from surface. Today's results, featuring a spectacular 27.00 metres at 43.13 g/t gold within a broader 58.10 metres at 21.33 g/t gold, represent the highest-grade and deepest intercept drilled to date at Apollo - a compelling indicator of the vast untapped upside yet to be uncovered.

We are invigorated to accelerate Apollo's transformation into a producing mine as it holds immense promise to become Colombia's next major and large-scale mining project, yielding gold alongside the critical mineral byproducts copper, tungsten and silver. Situated in a well-established, infrastructure-rich, and mining-friendly region, we envision this future mining operation as a foundation for nurturing the next generation of Colombian talent in a modern, safe and environmentally sustainable environment, while supplying the nation with vital minerals to bolster its security and economy and satisfy the West's insatiable demand for essential resources."

To watch a video of Ari Sussman, Executive Chairman, explain today's results please click on the link here.

Key Highlights

•	High-Grade Intercept at the Ramp Zone with hole APC143-D3 intersecting:
•	27.00 metres @ 43.13 g/t gold and 25 g/t silver within a broader mineralized zone of 58.10 metres @ 21.33 g/t gold and 13 g/t silver from 187.80 metres down deflection (1,410 metres below surface).

This hole represents the highest-grade intercept and largest grade accumulation at 1,239 g/t Au (gram x metres) drilled to date in the Ramp Zone.

•	Significant Expansion of the Ramp Zone: APC143-D3 is the deepest and northeasternmost hole drilled to date, expanding the dimensions to 300 metres along strike by 100 metres width and 310 metres vertically (previously 275 metres strike by 300 metres vertical). The zone remains open in all directions for further growth.
•	New Model for the Ramp Zone Emerges: Ramp zone style of mineralization is located on the margins of the breccia body drilling to date has focused solely along the southeast margin. Significant potential remains to discover additional Ramp Zone style high-grade mineralization at 1,000 MASL and deeper around the entire outer margin of the funnel-shaped Apollo breccia body. At 750 MASL, the breccia's circumference is approximately 1.6 kilometres. To date, drilling has outlined a 300-metre by 100-metre area along the southeast margin, featuring multiple broad high-grade intercepts of up to 75 metres in length, leaving more than 1.2 kilometres of untested circumference for future drill testing (see Figure 2)
•	Aggressive Drilling Ramp-Up: Three deep-capacity diamond rigs are currently operating at the Ramp Zone, with two additional deep-capacity rigs anticipated to arrive on site in Q1 2026.

To date, Collective has completed 166,500 metres of diamond drilling across the Guayabales and San Antonio projects, including 109,500 metres at the flagship Apollo system.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 metres of additional drilling. Up to fourteen rigs are anticipated to be operating across both projects before the end of Q1, 2026, with numerous high-priority holes pending assay results.

Details (see Table 1-2 and Figures 1-6)

APC143-D3 was drilled as a wedge hole from mother hole APC-143D from Pad 19 in a southerly direction and successfully extended the Ramp Zone along strike and to depth with assays results as follows:

•	58.10 metres @ 21.33 g/t gold, 13 g/t silver from 187.80 metres down deflection including 27.00 metres @ 43.13 g/t gold, 25 g/t silver from 187.80 metres down deflection

APC140-D4 was drilled as a directional hole from mother hole APC-140D from Pad 29 to the southwest and was planned to test the center of the breccia body for Ramp Zone style mineralization. Although finding high grade mineralization in the center of the breccia was deemed a low probability outcome by the Company, sporadic mineralization was encountered with assays results as follows:

•	15.00 metres @ 5.00 g/t gold, 10 g/t silver from 107.00 metres down deflection at 1,100 MASL interpreted as the transition to Ramp Zone
•	3.65 metres @ 4.91 g/t gold, 6 g/t silver from 547.35 metres down deflection
•	3.35 metres @ 3.51 g/t gold from 648.55 metres down deflection

The Ramp Zone, which commences at approximately 1,000 MASL, is classified as a reduced intrusion-related gold system with similarities, in terms of mineralogy, to the nearby Marmato Deeps deposit, owned by Aris Mining. Located just 1.75 kilometres apart, both systems begin at the same elevation and the gold-and-silver-bearing sulphide assemblages in the Ramp Zone closely resemble those at Marmato Deeps. Mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium, and locally arsenopyrite bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities of the breccia body. Alteration is dominated by muscovite, albite and sericite.

A key distinguishing feature at Ramp is the significantly higher gold grades encountered to date compared to Marmato Deeps. The Company attributes this superior grade profile primarily to the host rock: mineralization at the Ramp Zone is emplaced within a porous crackle breccia matrix, which provides greater permeability for metal-bearing fluids than the precursor porphyry host rock at Marmato Deeps.

Cautionary Note to Readers:

Although Apollo (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://aris-mining.com/operation/marmato-mine/technical-report/.

Table 1: Assays Results for Drill Holes APC143-D3 and APC140-D4

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
APC143-D3	187.80	245.90	58.10	21.33	13
Incl.	187.80	214.80	27.00	43.13	25
Incl.	187.80	193.75	5.95	165.72	90
APC140-D4	107.00	122.00	15.00	5.00	10
Incl.	119.00	121.05	2.05	28.87	26
and	547.35	551.00	3.65	4.91	6
and	648.55	651.90	3.35	3.51	-

True widths have been estimated to be between 85%-98% of the total length with no grade capping applied. Internal dilution of up to 15% below a cutoff grade of 0.30 g/t Au may be included within intervals with the dilution not exceeding 5% continuously within the total interval.

Table 2: Individual Assays Results from a High-Grade Section of Hole APC143-D3

From (m)	To (m)	Length (m)	Au g/t	Ag g/t
187.80	189.00	1.20	95.30	47
189.00	190.30	1.30	363.00	192
190.30	191.35	1.05	6.29	12
191.35	192.60	1.25	68.90	33
192.60	193.75	1.15	267.00	150
193.75	195.50	1.75	4.31	2
195.50	197.00	1.50	0.26	-
197.00	198.75	1.75	0.15	-
198.75	200.00	1.25	44.20	13
200.00	201.55	1.55	0.17	-
201.55	202.70	1.15	0.46	-
202.70	203.85	1.15	0.14	1
203.85	204.90	1.05	1.15	2
204.90	206.00	1.10	0.49	1
206.00	207.10	1.10	2.15	1
207.10	208.25	1.15	10.75	11
208.25	209.35	1.10	18.15	17
209.35	210.60	1.25	0.13	3
210.60	212.00	1.40	0.10	1
212.00	213.40	1.40	22.20	23
213.40	214.80	1.40	33.00	26
Weighted Average		27.00	43.13	25

True widths have been estimated to be between 85%-98% of the total length with no grade capping applied. Internal dilution of up to 15% below a cutoff grade of 0.30 g/t Au may be included within intervals with the dilution not exceeding 5% continuously within the total interval.

Figure 1: Section View Outlining the Ramp Zone Extension Down Plunge to the Northeast (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Ramp Zone at 750 MASL Highlighting Drill Holes Announced Today and the 1.2+ Kilometre Circumference of the Breccia Body Versus the Much Smaller Portion Tested by Drilling to Date (300 metres of strike) (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting a High-Grade Section of Drill Hole APC143-D3 with Visible Gold Flakes Observed Highlighted in Yellow (CNW Group/Collective Mining Ltd.)

Figure 4: Apollo System: High-Grade Over 1,410 Metres from Surface and Growing! (CNW Group/Collective Mining Ltd.)

Figure 5: Side-by-Side Comparison of the Apollo System and the Neighboring Marmato Mine, Highlighting How the Ramp Zone and Marmato Deeps Systems Begin at the Same Elevation and the Potential for the Ramp Zone to Continue Expanding Along Strike and to Depth (CNW Group/Collective Mining Ltd.)

Figure 6: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at its optioned San Antonio Project (100% potential interest) as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 27-JAN-26